Exhibit 99.1

Gamehaus Holdings Inc. Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year Ended June 30, 2026

SHANGHAI, September 8, 2026 /PRNewswire/ — Gamehaus Holdings Inc. (“Gamehaus” or the “Company”) (Nasdaq: GMHS), a technology-driven mobile game publisher, today announced its unaudited financial results for the fourth quarter and the full fiscal year ended June 30, 2026.

Fourth Quarter of Fiscal Year 2026 Financial Highlights

●	Total revenue was US$24.3 million, representing a 20.8% decrease from US$30.7 million in the fourth quarter of fiscal year 2025. In-app purchases contributed US$21.7 million, while advertising revenue reached US$2.6 million.
●	Total operating costs and expenses were US$25.1 million, representing a 14.4% reduction from US$29.3 million in the fourth quarter of fiscal year 2025.
●	Net income was US$0.9 million, representing a 38.2% decrease from US$1.5 million in the fourth quarter of fiscal year 2025.

Fourth Quarter of Fiscal Year 2026 Operating Highlights

in thousands, except percentages	For the Three Months Ended June 30,
	2026	2025
Average MAUs[1]	2,710	3,404
Average DAUs[2]	446	613
ARPDAU[3]	0.577	0.517
Average DPUs[4]	11	14
Average Daily Payer Conversion Rate[5]	2.5%	2.3%
Average 7D Retention Rate[6]	8.4%	9.7%

Fiscal Year 2026 Financial Highlights

●	Total revenue was US$104.7 million, representing an 11.4% decrease from US$118.0 million in fiscal year 2025. In-app purchases contributed US$94.5 million, while advertising revenue reached US$10.2 million.
●	Total operating costs and expenses were US$103.3 million, representing a 9.9% reduction from US$114.7 million in fiscal year 2025.
●	Net income was US$3.9 million, representing a 0.8% increase from US$3.8 million in fiscal year 2025.

Fiscal Year 2026 Operating Highlights

in thousands, except percentages	For the Fiscal Years Ended June 30,
	2026	2025
Average MAUs[1]	3,008	3,771
Average DAUs[2]	509	693
ARPDAU[3]	0.547	0.463
Average DPUs[4]	12	15
Average Daily Payer Conversion Rate[5]	2.4%	2.2%
Average 7D Retention Rate[6]	8.7%	10.1%

1 Average Monthly Active Users, or Average MAUs, is defined as the number of individual users who play a game during a particular month.

2 Average Daily Active Users, or Average DAUs, is defined as the number of individual users who play a game on a particular day.

3 Average Revenue Per Daily Active User, or ARPDAU, is calculated by dividing revenue generated during a specific period by the Average DAU for that period, then further dividing by the number of days in the period.

4 Average Daily Paying Users, or Average DPUs, is defined as the number of individuals who made a purchase in a game during a particular day.

5 Average Daily Payer Conversion Rate is calculated by dividing Average DPUs for a specific period by the Average DAUs for that period.

6 Average Day Seven Retention Rate is calculated by dividing the number of new users who continue using the app on the seventh day after installation for a specific period by the total number of new users for that period.

Mr. Feng Xie, founder and chairman of Gamehaus, commented: “Fiscal 2026 was the last full year prior to the implementation of the strategic initiatives we announced earlier. Last month, we set out the strategic initiatives we are undertaking, and beginning with fiscal year 2027, we will progressively implement our new strategic initiaves, directing our resources toward the development and distribution of AI-generated content. The economics of user acquisition in the casual category have changed structurally, and we have chosen to respond by managing our legacy portfolio for cash flow and return rather than for scale, and by reallocating resources toward the directions opened up by generative technology. We enter this transition from a position of financial strength, and our Board has extended our share repurchase program for a further year. We believe our balance sheet provides a strong foundation to fund this transition on our own terms, and we intend to do so.”

Fourth Quarter of Fiscal Year 2026 Unaudited Financial Results

Revenue

Total revenue was US$24.3 million in the fourth quarter of fiscal year 2026, decreasing 20.8% from US$30.7 million in the fourth quarter of fiscal year 2025. The decrease was primarily driven by a strategic reduction in user acquisition spending and a deliberate adjustment of our marketing approach in response to evolving platform dynamics and competitive market conditions.

Advertising costs decreased by 13.5% in the fourth quarter of fiscal year 2026 compared to the fourth quarter of fiscal year 2025, contributing to lower traffic volumes and new player acquisition, which weighed on top-line performance. In-app purchase revenue decreased 22.2% to US$21.7 million in the fourth quarter of fiscal year 2026 from US$27.9 million in the fourth quarter of fiscal year 2025, while advertising revenue was US$2.6 million in the fourth quarter of fiscal year 2026, compared to US$2.8 million in the fourth quarter of fiscal year 2025. The impact of lower user volumes was partially mitigated by improvements in per-user monetization, supported by ongoing content optimization and targeted live-ops initiatives that deepened engagement and spending across the Company’s active player base.

Operating Costs and Expenses

Total operating costs and expenses were US$25.1 million in the fourth quarter of fiscal year 2026, representing a 14.4% reduction from US$29.3 million in the fourth quarter of fiscal year 2025.

●	Cost of revenue decreased by 17.4% to US$12.0 million in the fourth quarter of fiscal year 2026, from US$14.5 million in the fourth quarter of fiscal year 2025. The decline was primarily driven by lower platform commission costs, as well as adjustments to developer profit-sharing arrangements as certain titles progress through their lifecycle.
●	Research and development expenses remained stable, increasing 0.8% to US$1.5 million in the fourth quarter of fiscal year 2026, from US$1.4 million in the fourth quarter of fiscal year 2025. The modest increase reflects the Company’s continued investment in previously initiated game development and related research and development initiatives.
●	Selling and marketing expenses decreased by 13.6% to US$10.2 million in the fourth quarter of fiscal year 2026, from US$11.8 million in the fourth quarter of fiscal year 2025. The decrease was largely attributable to a US$1.5 million reduction in advertising spend on player acquisition and retention, as the Company maintained a structured approach to reduce marketing investment amid uneven ad performance across major platforms, including Apple App Store and Google Play, through which the Company distributes games to game players or users, while continuing to optimize spend efficiency on mature titles.

●	General and administrative expenses were US$1.4 million in the fourth quarter of fiscal year 2026, representing a decrease of 6.6% from US$1.5 million in the fourth quarter of fiscal year 2025. The decrease was primarily attributable to lower personnel costs resulting from a reduction in headcount, as well as enhanced operational efficiency driven by the increased adoption of artificial intelligence (“AI”)-enabled tools across the Company’s administrative functions.

Operating Income

Operating loss was US$0.8 million in the fourth quarter of fiscal year 2026, compared to US$1.4 million in the fourth quarter of fiscal year 2025. Operating margin was negative 3.1% in the fourth quarter of fiscal year 2026, compared to positive 4.6% in the fourth quarter of fiscal year 2025.

Other Income, Net

Other income, net, which mainly included the Company’s investment income, interest income and expenses, non-operating income and expenses, and other income and expenses, was US$1.6 million in the fourth quarter of fiscal year 2026, compared to US$0.1 million in the fourth quarter of fiscal year 2025.

Net Income

Net income was US$0.9 million for the fourth quarter of fiscal year 2026, compared to US$1.5 million in the fourth quarter of fiscal year 2025. Net income attributable to Gamehaus Holdings Inc.’s shareholders per ordinary share was US$0.02 for the fourth quarter of fiscal year 2026, compared to US$0.03 in the fourth quarter of fiscal year 2025.

Fiscal Year 2026 Unaudited Financial Results

Revenue

Total revenue was US$104.7 million for the fiscal year 2026, decreasing 11.4% from US$118.0 million in the prior fiscal year. The decrease was primarily driven by a strategic reduction in user acquisition spending and a deliberate adjustment of our marketing approach in response to evolving platform dynamics and competitive market conditions.

Advertising costs decreased 15.8% year-over-year, including a significant reduction in advertising costs, which led to lower traffic and user acquisition volumes and impacted both revenue streams. In-app purchase revenue decreased 11.2% to US$94.5 million in the fiscal year 2026 from US$106.3 million in the fiscal year 2025, while advertising revenue was US$10.2 million in the fiscal year 2026, compared to US$11.7 million in the fiscal year 2025. The impact of lower user volumes was partially mitigated by improvements in per-user monetization, supported by ongoing content optimization and targeted live-ops initiatives that deepened engagement and spending across the Company’s active player base.

Operating Costs and Expenses

Total operating costs and expenses were US$103.3 million for the fiscal year 2026, representing a 9.9% decrease from US$114.7 million in the prior fiscal year.

●	Cost of revenue decreased by 11.4% to US$49.5 million in the fiscal year 2026, from US$55.9 million in the prior fiscal year, reflecting lower platform commission costs, as well as adjustments to developer profit-sharing arrangements as certain titles progress through their lifecycle.
●	Research and development expenses increased 11.4% to US$6.3 million in the fiscal year 2026, from US$5.7 million in the prior fiscal year, primarily reflecting the Company’s continued investment in game development and related research and development initiatives.

●	Selling and marketing expenses decreased by 15.2% to US$41.0 million in the fiscal year 2026, from US$48.4 million in the prior fiscal year. The decrease was largely attributable to a US$7.3 million reduction in advertising spend on player acquisition and retention, as the Company maintained a structured approach to reduce marketing investment amid uneven ad performance across major platforms, including Apple App Store and Google Play, through which the Company distributes games to game players or users, while continuing to optimize spend efficiency on mature titles.
●	General and administrative expenses were US$6.4 million in the fiscal year 2026, representing an increase of 36.5% from US$4.7 million in the prior fiscal year. The increase was primarily due to higher personnel costs associated with the continued build-out of the Company’s public company infrastructure, including corporate governance and investor relations functions, as well as selective hiring to strengthen management capacity and key operational roles in support of the Company’s expanding business. This increase was partially offset in the fourth quarter of the year by headcount reductions and enhanced operating efficiency resulting from the increased adoption of AI-enabled tools across the Company’s administrative functions.

Operating Income

Operating income was US$1.4 million in the fiscal year 2026, compared to US$3.4 million in the prior fiscal year. Operating margin was 1.3% in the fiscal year 2026, compared to 2.9% in the prior fiscal year.

Other Income, Net

Other income, net, which mainly included the Company’s investment income, interest income and expenses, non-operating income and expenses, and other income and expenses, was US$2.5 million in the fiscal year 2026, compared to US$0.6 million in the prior fiscal year.

Net Income

Net income was US$3.9 million for the fiscal year 2026, compared to US$3.8 million in the prior fiscal year. Net income attributable to Gamehaus Holdings Inc.’s shareholders was US$0.08 per ordinary share in both fiscal years 2026 and 2025.

Cash and Cash Equivalents

Cash and cash equivalents were US$17.6 million as of June 30, 2026, compared to US$15.2 million as of June 30, 2025, which the Company believes is sufficient to meet its current liquidity and working capital needs for the next 12 months.

Business Outlook

For the first quarter of fiscal year 2027 ending September 30, 2026, the Company expects its total revenue to be in the range of approximately US$20 million to US$23 million. This forecast reflects the Company’s current and preliminary view of its expected financial performance, business situation and market condition, which is subject to change. The Company’s near-term outlook also reflects its ongoing strategic transition, including the optimization of its legacy game portfolio and the reallocation of resources toward AI-related initiatives.

Recent Development

Share Repurchase Plan Update

In August 2025, the board of directors of the Company (the “Board”) approved a share repurchase plan, pursuant to which the aggregate value of Class A ordinary shares authorized for repurchase under the plan through August 28, 2026 shall not exceed US$5 million. The share repurchase program has now been extended for an additional one-year period through August 28, 2027, with all other terms and conditions remaining unchanged, which was approved by the Board on August 27, 2026. Repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, including through the use of trading plans, intended to qualify under Rule 10b-18 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions and subject to market conditions and in accordance with applicable federal securities laws. The timing and actual amount of repurchases will be determined at the discretion of the Company’s management, based on factors including share price, trading volume, market conditions, business outlook, and capital allocation priorities.

As of June 30, 2026, the Company had repurchased approximately 518,000 of its Class A ordinary shares for approximately US$600,000.

Conference Call Information

The management team of Gamehaus will host a conference call at 08:00 A.M. Eastern Time on Tuesday, September 8, 2026 (08:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference passcode, a unique PIN number (personal access code), dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://dpregister.com/sreg/10211296/104ac9496c0

A live and archived webcast of the conference call will be available on the Company’s Investor Relations website at https://ir.gamehaus.com/.

About Gamehaus

Gamehaus Holdings Inc. is a technology-driven global mobile game publisher dedicated to bridging creative studios and players worldwide. With a portfolio spanning mid-core and casual games, Gamehaus delivers full-stack publishing support across market insights, user growth, live-ops, data analytics and monetization optimization. With a vision to be the go-to partner for creative teams, the Company specializes in combining global publishing reach with AI- and data-powered solutions to help partners build lasting success. As part of its strategic evolution, the Company intends to increasingly focus on AI-generated content to enable scalable content production across a broad ecosystem of creators and game developers. For more information, please visit https://ir.gamehaus.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results due to various risks and uncertainties, including but not limited to those described under the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Investor Relations Contact

Gamehaus Holdings Inc.

Investor Relations Team

Email: IR@Gamehaus.com

The Blueshirt Group

Mr. Jack Wang

Email: Gamehaus@TheBlueshirtGroup.co

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in USD dollars, except for number of shares or otherwise noted)

	As of
	June 30, 2026	June 30, 2025
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,566,879	$15,234,745
Restricted cash	3,512	-
Short-term investments	5,102,400	1,345,154
Accounts receivable	8,042,595	10,423,418
Advanced to suppliers, current	7,426,261	9,442,382
Prepaid expenses and other current assets	4,287,243	3,128,788
TOTAL CURRENT ASSETS	42,428,890	39,574,487

NON-CURRENT ASSETS:
Plant and equipment, net	879,345	124,503
Intangible assets, net	3,518,876	5,001,523
Right-of-use assets, net	1,699,352	512,647
Long-term investments	2,266,420	1,995,021
Other non-current assets	4,347,772	-
TOTAL NON-CURRENT ASSETS	12,711,765	7,633,694
TOTAL ASSETS	$55,140,655	$47,208,181

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$764,281	$-
Accounts payable	11,435,530	10,752,234
Contract liabilities	1,471,074	1,871,120
Accrued expenses and other current liabilities	957,955	903,252
Lease liabilities	279,825	463,064
Taxes payable	44,920	51,599
TOTAL CURRENT LIABILITIES	14,953,585	14,041,269

NON-CURRENT LIABILITY:
Lease liabilities	1,532,181	58,517
TOTAL NON-CURRENT LIABILITY	1,532,181	58,517
TOTAL LIABILITIES	$16,485,766	$14,099,786

SHAREHOLDERS’ EQUITY:
Class A ordinary shares (par value of $0.0001 per share; 900,000,000 shares authorized, 49,520,156 and 37,971,245 shares issued and outstanding as of June 30, 2026 and 2025, respectively)	4,952	3,797
Class B ordinary shares (par value of $0.0001 per share; 100,000,000 shares authorized, 7,799,057 and 15,598,113 shares issued and outstanding as of June 30, 2026 and 2025, respectively)	780	1,560
Additional paid-in capital	11,287,138	10,954,201
Treasury stock	(599,999)	-
Retained earnings	27,825,836	23,543,001
Accumulated other comprehensive income (loss)	683,791	(1,276,222)
TOTAL GAMEHAUS HOLDINGS INC’S SHAREHOLDERS’ EQUITY	39,202,498	33,226,337
Non-controlling interests	(547,609)	(117,942)
TOTAL SHAREHOLDERS’ EQUITY	38,654,889	33,108,395
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$55,140,655	$47,208,181

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Amount in USD dollars, except for number of shares or otherwise noted)

	For the Three Months Ended June 30,		For the Fiscal Years Ended June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
REVENUE	$24,334,525	30,717,232	$104,651,590	$118,048,882
OPERATING COST AND EXPENSES
Cost of revenue	(12,003,338)	(14,530,125)	(49,480,191)	(55,860,712)
Research and development expenses	(1,457,706)	(1,446,021)	(6,343,012)	(5,694,010)
Selling and marketing expenses	(10,186,038)	(11,791,798)	(41,020,636)	(48,393,515)
General and administrative expenses	(1,442,905)	(1,544,058)	(6,431,723)	(4,710,537)
OPERATING (LOSS) INCOME	$(755,462)	$1,405,230	$1,376,028	$3,390,108

OTHER INCOME (EXPENSES):
Investment income, net	1,482,523	33,469	1,921,032	25,752
Interest income	97,165	102,109	543,365	529,773
Other (expenses) income, net	(7,881)	(9,042)	30,160	39,770
Total other income, net	1,571,807	126,536	2,494,557	595,295

INCOME BEFORE INCOME TAXES	816,345	1,531,766	3,870,585	3,985,403

INCOME TAXES BENEFIT (EXPENSES)	131,691	3,330	(18,540)	(165,590)
NET INCOME	948,036	1,535,096	3,852,045	3,819,813
Less: net loss attributable to non-controlling interests	(244,155)	(79,226)	(430,790)	(141,718)
NET INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	1,192,191	1,614,322	4,282,835	3,961,531

OTHER COMPREHENSIVE INCOME
Net income	948,036	1,535,096	3,852,045	3,819,813
Foreign currency translation adjustment, net of tax	1,169,711	280,529	1,961,136	492,187
TOTAL COMPREHENSIVE INCOME	$2,117,747	$1,815,625	$5,813,181	$4,312,000
Less: total comprehensive loss attributable to non-controlling interests	(296,943)	(79,094)	(429,667)	(145,978)
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	2,414,690	1,894,719	6,242,848	4,457,978

BASIC AND DILUTED EARNINGS PER SHARE:
Net income attributable to Gamehaus Holdings Inc’s shareholders per share
Basic and diluted	$0.02	$0.03	$0.08	$0.08

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	53,493,892	52,646,954	53,389,642	51,539,531